VIA EDGAR

September 13, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:      Christian Windsor
Matt McNair
Hugh West
Paul Cline

Re:          Park Sterling Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed August 19, 2011
File No. 333-174041

Ladies and Gentlemen:

On behalf of Park Sterling Corporation (“Park Sterling”), we hereby submit the responses of Park Sterling and Community Capital Corporation (“Community Capital”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated September 2, 2011 (the “Comment Letter”) with respect to Amendment No. 2 filed August 19, 2011 to Park Sterling’s Registration Statement on Form S-4, Registration No. 333-174041 (the “Form S-4”).  This letter and Park Sterling’s Amendment No. 3 (“Amendment No. 3”) to the Form S-4 are being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of Park Sterling or Community Capital, as applicable.  All references to page numbers in these responses are to the pages of Amendment No. 3.

Form S-4/A filed August 19, 2011

Park Sterling’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Income Taxes, page 85

1.
Refer to your response to comment 15 of our July 25, 2011 letter. Considering the significant judgments made by management in determining that a valuation allowance for the deferred tax assets is not required and the significant effect of that determination on your financial statements, please revise to incorporate your response into the registration statement and include discussions of the achievement of the related assumptions and timelines in future periodic reports.

United States Securities and Exchange Commission
September 13, 2011

Response to Comment 1:

In response to the Staff’s comment, Park Sterling has replaced the “Income Taxes” section of Critical Accounting Policies beginning on page 85 in its entirety with the following:

“Income Taxes. Income taxes are provided based on the asset-liability method of accounting, which includes the recognition of deferred tax assets and liabilities for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. In general, Park Sterling records a deferred tax asset (DTA) when the event giving rise to the tax benefit has been recognized in the consolidated financial statements.

As of June 30, 2011, December 31, 2010 and December 31, 2009, Park Sterling had a DTA in the amount of approximately $10.6 million, $7.4 million and $2.9 million, respectively. Park Sterling evaluates the carrying amount of its DTA on a quarterly basis in accordance with the guidance provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 (ASC 740), in particular, applying the criteria set forth therein to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that some portion, or all, of the DTA will not be realized within its life cycle, based on the weight of available evidence. In most cases, the realization of the DTA is dependent upon Park Sterling generating a sufficient level of taxable income in future periods, which can be difficult to predict. If Park Sterling’s forecast of taxable income within the carryforward periods available under applicable law is not sufficient to cover the amount of net deferred assets, such assets may be impaired. Based on the weight of available evidence, Park Sterling has determined that it is more likely than not that it will be able to fully realize the existing DTA and therefore considers it appropriate not to establish a DTA valuation allowance at either June 30, 2011, December 31, 2010 or December 31, 2009.

Park Sterling considers all available evidence, positive and negative, to determine whether a DTA allowance is appropriate. In conducting the DTA analysis, Park Sterling believes it is essential to differentiate between the unique characteristics of each industry or business. In particular, characteristics such as business model, level of capital and reserves held by financial institutions and their ability to absorb potential losses are important distinctions to be considered for bank holding companies like Park Sterling.

Negative Evidence. Park Sterling considered the following five areas of potential negative evidence identified in ASC 740 as part of its DTA analysis:

1.	Rolling twelve-quarter cumulative loss.

Park Sterling commenced operations in late 2006, attained profitability in the third quarter of 2008 and remained profitable through the second quarter of 2010 before its business was materially impacted by the recent significant economic downturn. As a result, Park Sterling moved into a rolling twelve-quarter cumulative pre-tax loss position during the third quarter of 2010. ASC 740 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. However, Park Sterling evaluates the circumstances behind those losses and considers them in the context of the current economic environment and the significant changes it has made over the past year to address the circumstances underlying the losses.

United States Securities and Exchange Commission
September 13, 2011

As of June 30, 2011, Park Sterling’s cumulative pre-tax loss position was $21.5 million and was driven, in large part, by rolling twelve-quarter cumulative provision expenses of $29.2 million. This high level of provision expense reflects the negative impact on Park Sterling’s loan portfolio from the effects of the extended economic downturn. The risk of loan loss is inherent to the banking industry. Park Sterling considered the special circumstances of the economic environment of the last few years, which led to these high historical provision levels and believes they are unlikely to be repeated going forward, given changes in Park Sterling’s lending practices, business strategy, risk tolerance, capital levels and operating practices.

Based on current internal loss data analysis, approximately 80% of Park Sterling’s rolling twelve-quarter cumulative provision expense of $29.2 million is associated with C&D lending (which was the hardest hit as a result of the economic downturn), of which at least 70% is related to residential-oriented exposures. Prior to the Public Offering in August 2010, Park Sterling had allowed an excessive concentration to build in C&D exposures, which peaked at $159 million, or 43% of total loans, in the fourth quarter of 2008. Shortly prior to the Public Offering in the second quarter of 2010, C&D exposures were $124 million, or 31% of total loans. Following the Public Offering, Park Sterling reconstituted its executive management team with significant new hires, immediately curtailed originating new residential C&D exposures and significantly tightened standards for all other types of C&D lending. These changes reflect both Park Sterling’s new business strategies and risk tolerance, which include building a more diversified loan portfolio both by geography and product type. As of June 30, 2011, C&D exposures have been reduced to $70.7 million, or 19% of total loans.

Park Sterling has also significantly strengthened its lending practices since the Public Offering including the additions of a new chief risk officer, chief credit officer, head of special assets, manager of credit underwriting and additional credit underwriters. Park Sterling believes it has remediated many of the circumstances that led to the rolling twelve-quarter cumulative pre-tax loss position and does not expect these losses to continue in the future.

2.	History of operating loss or tax credit carryforwards expiring unused.

Park Sterling has no history of operating loss or tax carryforwards expiring unused.

3.	Losses expected in early future years.

Park Sterling expects to be profitable in early future years, as described in detail below.

4.	Unsettled circumstances that would adversely affect future operations and profit levels.

Park Sterling is not currently aware of any unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.

5.	Carryback or carryforward period that is so brief it would limit realization of tax benefits.

United States Securities and Exchange Commission
September 13, 2011

The earliest expiration date for Park Sterling’s net operating loss carryforwards is December 31, 2030, leaving over nineteen years for recognition.

Positive Evidence. Park Sterling considered the following sources of future taxable income identified in ASC 740 as positive evidence to weigh against the negative evidence described above.

1.	Future reversals of existing taxable temporary differences and carryforwards.

Park Sterling’s largest future reversal relates to its allowance for loan losses, which totaled $11.3 million as of June 30, 2011. Current tax, accounting and regulatory treatment of the allowance generally results in substantial taxable temporary differences for financial institutions engaged in lending activities. The following is a brief description of Park Sterling’s expectations regarding recognition or reversal of the major components of the allowance:

•
Specific reserves, which totaled $2.0 million at June 30, 2011, relate to identified impairments and are based on individual loan-collectability analyses. Park Sterling estimates that specific reserves will generally reverse within two quarters of establishment, and believes these reserves are very unlikely to remain unaddressed after three quarters of establishment. To be conservative, specific reserves are assumed to reverse within one year.

•
Quantitative reserves, which totaled $7.5 million at June 30, 2011, are based on model-driven estimates of inherent loss content in the performing loan portfolio. Park Sterling estimates that quantitative reserves will generally reverse within six-to-eight quarters of establishment. However, the average life of the underlying loan pool is generally assumed to be approximately 3.12 years. To be conservative, quantitative reserves are assumed to reverse within approximately three years.

•
Qualitative reserves, which totaled $1.9 million at June 30, 2011, are based on framework-driven estimates of inherent loss content in the performing loan portfolio not captured by the quantitative reserves identified above. Park Sterling estimates that qualitative reserves will generally reverse within six-to-eight quarters of establishment. However, the average life of the underlying loan pool is generally assumed to be approximately 3.12 years. To be conservative, qualitative reserves are assumed to reverse within approximately three years.

Therefore, Park Sterling expects the full allowance-driven component of its DTA to reverse within approximately three years, meaning either (i) Park Sterling will generate sufficient taxable income to fully utilize these reversals through reduced tax payments or (ii) these reversals will shift to net operating loss carryforwards with an expected 20-year life, which would be utilized as Park Sterling generates sufficient taxable income over that period.

2.	Future taxable income, exclusive of reversing temporary differences and carryforwards.

Projecting future taxable income requires estimates and judgments about future events that may be predictable, but that are less certain than past events that can be objectively measured. In projecting future taxable income, Park Sterling considered the significant change in its strategy that occurred in mid-2010, from previously growing organically at a moderate pace to creating a regional bank across Virginia and the Carolinas through a combination of mergers and acquisitions and accelerated organic growth. This transition was facilitated by the completion of its $150.2 million capital raise in August 2010 and the addition of new executive management and additional independent board members. Park Sterling is focused on long-term results and, as discussed elsewhere in this Proxy Statement/Prospectus, has taken actions to achieve this objective, including:

United States Securities and Exchange Commission
September 13, 2011

•	Addressing legacy problem assets, particularly C&D related exposures, to move more rapidly through the cycle;

•	Entering into the merger agreement with Community Capital to expand its market into South Carolina and to enter into new business lines, such as wealth management;

•	Hiring experienced bankers and opening de novo offices in three new markets (Charleston, South Carolina, the upstate region of South Carolina and the Research Triangle region of North Carolina);

•	Hiring bankers to begin a new asset-based lending line of business; and

•	Significantly strengthening the leadership team with the addition of a new chief credit officer, head of special assets, head of managerial reporting, chief accounting officer and other positions.

The progress already made indicates that the new strategy is well on track to achieve its intended objectives. Park Sterling’s management presents, on a monthly basis, a forecast to the board of directors including a baseline budget and a pro forma merger budget, each of which is subject to conservative assumptions. As described below, whether evaluating Park Sterling on a standalone basis or on a pro forma basis including Community Capital, it is expected that future taxable income sufficient to fully utilize Park Sterling’s DTA will be generated within the next 2.5 to 3.5 years.

The baseline budget assumes (i) significantly reduced loan production estimates from the de novo offices; (ii) no benefit from merger and acquisition activity (although Community Capital merger-related costs, the expense run rate associated with build-out to support merger activity and merger-related due diligence expenses are included); and (iii) limited deployment of the capital raised in the Public Offering. Under the baseline budget, Park Sterling expects pre-tax profitability levels to fully absorb the DTA over approximately 3.5 years.

The pro forma budget incorporates the baseline budget with Community Capital’s existing, stand-alone outlook through 2012 and includes adjustments for certain merger-related items and assumes no revenue synergies from bringing Community Capital’s wealth management, mortgage banking and cash management businesses to Park Sterling’s existing markets or customers. Even under these conservative assumptions, Park Sterling expects its pre-tax pro forma profitability, incorporating the planned merger with Community Capital, to build to levels that fully absorb the existing DTA over approximately 2.5 years. Further, the pro forma company is expected to be profitable in its first combined reporting period.

3.	Tax-planning strategies that could, if necessary, be implemented.

United States Securities and Exchange Commission
September 13, 2011

As provided by ASC 740, Park Sterling considers certain prudent and feasible tax-planning strategies that, if implemented, could prevent an operating loss or tax credit carryforward from expiring unused and could result in realization of the existing DTA. These strategies include increasing assets and redeployment of existing assets, as described below. Park Sterling has no present intention to implement such strategies.

In each quarter since its Public Offering, Park Sterling has maintained substantial levels of excess capital. As of June 30, 2011, Park Sterling maintained a Tier 1 Leverage Ratio (Tier 1 risk-based capital to average assets) of 27.07%, which is significantly greater than the 10.00% Park Sterling committed to the FDIC to maintain for the first three years after the Public Offering. Park Sterling could add significant additional assets to its balance sheet without violating its commitment to the FDIC, which,  using currently available investment yields and funding costs, would produce annual ordinary income once fully deployed sufficient to fully absorb the existing DTA within 3 years.

Park Sterling could also redeploy existing cash and investments, including municipal securities, interest-earning balances at banks and federal funds sold, to generate additional profitability. Park Sterling expects that these tax-planning strategies could generate taxable income in the first full reporting period after deployment and, together, these strategies could generate annual ordinary income sufficient to fully absorb the existing DTA within 2.5 years.

Based on the weight of available evidence, Park Sterling has determined that it is more likely than not that it will be able to fully realize the existing DTA. Specifically, the negative evidence is tempered by the unusual and temporary circumstances created by the recent significant economic downturn and significant changes in Park Sterling’s lending practices, management, capital levels, growth strategy, risk tolerance, and operating practices. The implementation of such changes has already led to improved asset quality measures since the fourth quarter of 2010. Further, the positive evidence, even though based on conservative assumptions, indicates that Park Sterling has many opportunities through various means to generate income at a sufficient enough level to fully absorb the DTA within approximately 3.5 years, which is well within the life of the existing DTA, portions of which expire at the earliest in 2030.

Park Sterling’s management, in conjunction with the board of directors, will continue to evaluate the carrying value of its DTA on a quarterly basis, in accordance with ASC 740.”

Park Sterling will include discussions of the related assumptions and timelines in its future periodic reports.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4.   Pro Forma Adjustments

Balance Sheet Adjustments, page 184

2.	We note your response to comment 13 of our July 25, 2011 letter. In regards to adjustment B, please address the following:

United States Securities and Exchange Commission
September 13, 2011

•	Revise to quantify the amount of loans acquired (by loan type) that were within the scope of ASC 310-30 (purchase impaired loans) and those that were not (nonpurchase impaired loans);

•	For your purchase impaired loans acquired, disclose the contractually required payments receivable, cash flows expected to be collected, and fair value at the acquisition date; and

•
For your purchase impaired loans acquired, tell us in detail how you segregated the acquired loans into pools for accretion and impairment testing purposes. Tell us how many pools you created and the basis for segregation. Identify the specific loan characteristics that were used for segregation. Identify whether performing and nonperforming loans were separately segregated.

Response to Comment 2:

In response to the Staff’s comment, Park Sterling has replaced adjustment B on page 188 in its entirety with the following:

“Park Sterling identified $52.1 million in net preliminary estimated fair value adjustments to CapitalBank’s loan portfolio during due diligence. This includes a $50.2 million credit to reflect the estimated credit portion of the fair value adjustment and a net $1.9 million credit to reflect estimated fair value based upon current interest rates for similar loans, both as required under ASC Topic 805. Park Sterling engaged a third-party advisor to assist in determining all fair value adjustments. Actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.

The interest rate portion of the fair value adjustment ($1.9 million) was determined by comparing the pricing on CapitalBank’s existing loan exposures to current market benchmarks. Exposures were analyzed based on loan type, risk rating and maturity. Market benchmarks were created based on the advisor’s proprietary data, adjusted by management input for current local market conditions. This adjustment will be accreted into income over the estimated lives of these loans. Estimated accretion in the pro forma was determined using the sum-of-the-years-digits method, which approximates the level yield method.

The credit portion of the fair value adjustment ($50.2 million) was determined by estimating remaining loss content in the loan portfolio as required under ASC Topic 805. This amount is an estimate of the contractual cash flows not expected to be collected over the estimated lives of these loans as determined by Park Sterling during due diligence. The scope of this due diligence, which was conducted as of February 28, 2011, included approximately $472.4 million in total loans, of which $218.4 million, or 46%, were evaluated through individual file reviews, $176.1 million, or 37%, through quantitative modeling and $77.9 million, or 17%, through extrapolation of findings from the individual file reviews and quantitative modeling. Individual file reviews included evaluation of factors such as a borrower’s balance sheet strength, earnings capability, cash flow generation, collateral value and, if applicable, guarantor strength. Quantitative modeling included evaluation of roll rate analysis and estimates of probability of default and loss given default.  Both approaches represent Park Sterling’s judgment regarding the potential credit losses in Community Capital’s loan portfolio based upon assumptions regarding potential migration of Community Capital’s loan portfolio in future periods and assumptions regarding potential disposition strategies for problem assets.

United States Securities and Exchange Commission
September 13, 2011

During due diligence, Park Sterling engaged a third-party advisor to evaluate the residential mortgage portfolio and third-party contractors to assist Park Sterling personnel with the evaluation of the commercial real estate and C&I portfolios. As part of this due diligence, loans were initially segregated and evaluated by loan type. Within each loan type, loans were further segregated and evaluated by performance characteristics such as loan grade and payment status (i.e., 30 days past due, 60 to 89 days past due, 90 plus days past due, nonaccrual). Through this evaluation, approximately $66.8 million of loans were estimated to be purchase impaired (loans for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments).  A breakdown of estimated purchase impaired and nonpurchase impaired loans by loan type, as well as the total estimated credit portion of the fair value adjustment, is shown in the table below:

Loan Type	Purchase Impaired	Nonpurchase Impaired	Total Loans
Construction and development	$ 35,004	$ 58,735	$ 93,739
Commercial real estate (own-occ)	12,640	107,521	120,161
Commercial real estate (other)	1,793	35,981	37,774
Commercial and industrial	2,848	34,396	37,224
Other commercial	660	18,402	19,062
Residential	13,784	144,556	158,340
Other consumer	46	5,991	6,037
Total loans	$ 66,775	$ 405,582	$ 472,357

The $66.8 million of loans estimated to be purchase impaired fall within the scope of ASC 310-30, which provides recognition, measurement and disclosure guidance for loans acquired with evidence of deteriorated credit quality since origination for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments. Approximately $31.2 million, or 62%, of the total $50.2 million estimated credit portion of the fair value adjustment relates to purchase impaired loans. This adjustment results in a preliminarily estimated fair value of purchase impaired loans at acquisition of $35.6 million, representing the estimated collectible principal balance of these loans. The estimated annual contractually required interest payments on these purchase impaired loans total $2.8 million, none of which is expected to be collected.

The final determination of whether acquired loans are to be accounted for as purchase impaired under ASC 310-30 must be made at acquisition on either a loan-by-loan or loan-pool-by-loan-pool basis. The excess of cash flows expected to be collected over the carrying value of such loans is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or the pool of loans. The accretable yield may be affected by changes in interest rate indices, changes in prepayment assumptions and/or changes in the collectability of principal or interest payments that cause actual cash flows to differ from expected cash flows. Park Sterling is in the process both of acquiring an accounting software package to generate the measurement and disclosure guidance required under ASC 310-30 and engaging a third-party advisor to assist in its implementation. Final determination of which acquired loans will be evaluated individually for accretion and impairment testing purposes, which loans will be segregated into pools, how many pools will be created and how such segregation will occur will be determined in conjunction with the installation of this software.  Park Sterling has assumed no income (accretable yield) from any loan estimated to be subject to ASC 310-30 in this Unaudited Pro Forma Condensed Combined Financial Information.

United States Securities and Exchange Commission
September 13, 2011

The estimate of contractual cash flows resulting from Park Sterling’s due diligence, including both the estimated interest rate portion and credit portion of the total $52.1 million fair value adjustment, differs from the allowance for loan losses under ASC Topic 450 using the incurred loss model, which estimated probable loan losses incurred as of the balance sheet date. Under the incurred loss model, losses expected as a result of future events are not recognized.  When using the expected cash flow approach, these losses are considered in the valuation. Further, when estimating the present value of expected cash flows, the loans are discounted using an effective interest rate, which is not considered in the incurred loss method.  Output included an estimate both of loans with evidence of deteriorated credit quality since origination and of potential credit losses.”

Park Sterling and Community Capital believe the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter.  If you have further questions or require additional clarifying information, please call David Gaines, Chief Financial Officer of Park Sterling, at (704) 323-4302 or the undersigned at (704) 343-2174.

Very truly yours,

/s/ P. Christian Scheurer

P. Christian Scheurer

cc:	James C. Cherry
David L. Gaines
Richard W. Viola
Nikki Lee